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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                SCHEDULE 13E-3/A

                               (AMENDMENT NO. 3)
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

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                               STOLT-NIELSEN S.A.
                              JACOB STOLT-NIELSEN
                (Name of the Issuer and Person Filing Statement)

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                          COMMON SHARES, NO PAR VALUE
                       OPTIONS TO PURCHASE COMMON SHARES
                         (Title of Class of Securities)
                                   L88742108
                     (CUSIP Number of Class of Securities)

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                              ALAN B. WINSOR, ESQ.
                               STOLT-NIELSEN INC.
                            EIGHT SOUND SHORE DRIVE
                              GREENWICH, CT 06836
                                 (203) 625-3667
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                    COPY TO:
                              GREGORY PRYOR, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10036
                                 (212) 819-8200

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                                  INTRODUCTION

    This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement filed on January 21, 2000 (as amended and supplemented, the "Schedule 13E-3") relating to an offer by Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"), to exchange one Class B Share, no par value (together, the "Class B Shares"), for each outstanding Common Share, no par value (together, the "Common Shares"), and one option to purchase one Class B Share (together, the "Class B Options") for each outstanding option to purchase one Common Share (together, the "Common Options"). This offer is being made on the terms and conditions set forth in the Offering Circular dated January 21, 2000 (the "Offering Circular") and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offering Circular.

ITEM 1. ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION.

    Item 1(f) is hereby amended to add at the end thereof the following:

    The last sentence of the last paragraph under "Special Factors Related to the Exchange Offer--Interest of Certain Persons in Securities of the Company; Contracts, Arrangements or Understandings With Respect to Securities of the Company" is hereby amended and restated in its entirety to read as follows:

    "Since December 1, 1997, Jacob Stolt-Nielsen has purchased a total of 35,000 Common Shares. All of such Common Shares were purchased in open market purchases on May 4, 1998 at a price between $18.88 and $19.38 (the high and low prices reported by Nasdaq for such date). Other than as described herein or as incorporated by reference herein, there have not been any purchases of Common Shares by the Company, its affiliates or Jacob Stolt-Nielsen since December 1, 1997."

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

    Item 3(a) is hereby amended to add at the end thereof the following:

    The last paragraph under "Special Factors Related to the Exchange Offer--Past Contracts, Negotiations and Transactions" is hereby amended to add at the end thereof the following:

    "Other than as described herein or as incorporated by reference herein, since December 1, 1997, (i) there has not been any transaction between Jacob Stolt-Nielsen and the Company in which the aggregate amount involved was greater than or equal to one percent of the Company's consolidated revenues
    (a) for the fiscal year in which such transaction occurred or (b) for the portion of the Company's current fiscal year which has occurred, if the transaction occurred in the Company's current fiscal year, and (ii) there have not been any contracts, negotiations or transactions which have been entered into or which have occurred between Jacob Stolt-Nielsen and the Company concerning a merger, consolidation or acquisition; a tender offer for or other acquisition of securities of any class of the Company; an election of directors of the Company; or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries."

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Item 5 is hereby amended to add at the end thereof the following:

    The last paragraph under "Special Factors Related to the Exchange Offer--Plans for the Company after the Exchange Offer" is hereby amended and restated in its entirety to read as follows:

    "Except as set forth above and elsewhere in this Offering Circular, neither the Company nor Jacob Stolt-Nielsen has any present plan or proposal that relates to or would result in (i) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Company including, but not limited to, any plan or proposal to change the number or term of directors, to fill
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    any existing vacancy on the Board or to change any material term of the employment contract of any executive officer, (iv) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company, (v) any other material change in the Company's corporate structure or business, (vi) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (vii) the suspension of the Company's obligations to file reports pursuant to Section 15(d) of the Exchange Act."

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    Item 7(b) is hereby amended to add at the end thereof the following:

    The last paragraph under "Special Factors Related to the Exchange Offer--Background and Purpose of the Exchange Offer" is hereby amended to add at the end thereof the following:

    "As Chief Executive Officer of the Company, Jacob Stolt-Nielsen participated in the Company's review of alternative methods described above and adopted the conclusion of the Company."

ITEM 8. FAIRNESS OF THE TRANSACTION.

    Item 8(a) and (b) are hereby amended to add at the end thereof the following:

    The first paragraph under "Special Factors Related to the Exchange Offer--Fairness of the Exchange Offer" is hereby amended to add at the end thereof the following:

    "In addition, Jacob Stolt-Nielsen believes that the Exchange Offer is fair to the unaffiliated holders of Common Shares and is preferable to the other alternative considered."

    The third paragraph under "Special Factors Related to the Exchange Offer--Fairness of the Exchange Offer" is hereby amended to add at the end thereof the following:

    "Jacob Stolt-Nielsen adopts the analysis and conclusions of the Board of Directors with respect to the fairness of the Exchange Offer set forth above."

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    Item 9(a) is hereby amended to add at the end thereof the following:

    The last paragraph under "Special Factors Related to the Exchange Offer--Fairness of the Exchange Offer" is hereby amended to add at the end thereof the following:

    "Jacob Stolt-Nielsen has not requested a fairness opinion, appraisal or similar report relating to the Exchange Offer from any investment bank or financial advisor for the reasons set forth above."

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

Item 15(b) is hereby amended to add at the end thereof the following:

The second sentence of the first paragraph under "The Exchange Offer--Fees and Expenses" is hereby amended and restated in its entirety to read as follows:

"Neither the Company nor Jacob Stolt-Nielsen has retained any dealer-manager or similar agent in connection with the Exchange Offer, or will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting Common Shares or Common Options pursuant to the Exchange Offer."

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: February 17, 2000                               STOLT-NIELSEN S.A.

                                                       By:  /s/ JAN CHR. ENGELHARDTSEN
                                                            -----------------------------------------
                                                            Name: Jan Chr. Engelhardtsen
                                                            Title:  Chief Financial Officer

                                                       JACOB STOLT-NIELSEN

                                                            /S/ JACOB STOLT-NIELSEN
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